[LETTERHEAD OF WEINTRAUB GENSHLEA CHEDIAK SPROUL]

July 6, 2005

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    Jeffrey P. Riedler
                    Mail Stop 0309

Re:
Cellegy Pharmaceuticals, Inc.
Registration Statement on Form S-3, filed on June 14, 2005
File No. 333-125787

Dear Mr. Riedler:

        On behalf of Cellegy Pharmaceuticals, Inc., a Delaware corporation ("Cellegy"), we enclose for your review Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-3 ("Amendment No. 1"). Amendment No. 1, together with this letter, responds to the comments in the Staff's letter dated June 24, 2005. We have enclosed with the overnight delivered copy of this letter a conformed, marked courtesy copy of Amendment No. 1. The responses below have been numbered to correspond with the comments in the Staff's June 24, 2005 letter.

FORM S-3

COMMENT 1

        Please incorporate by your reference your most recent Form 10-K, which includes Part III information filed on April 29, 2005.

RESPONSE TO COMMENT 1

        As requested by the Staff, the Form 10-K/A has been specifically incorporated by reference on page 25.

Conclusion

        Cellegy desires that the registration statement be declared effective as soon as possible. If you have any further comments or questions, please contact Todd Wilson or the undersigned at (916) 558-6000.

Very truly yours,
weintraub genshlea chediak sproul a law corporation

/s/ C. KEVIN KELSO C. Kevin Kelso

CKK/rtw
Enclosure

cc. Robert J. Caso